Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

Brookfield Renewable Partners L.P.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid	Equity	Limited Partnership Units	457(r)	9,430,000	$30.35	$286,200,500	0.0001102	$31,539.30
	Total Offering Amounts					$286,200,500
	Total Fees Previously Paid							—
	Total Fees Offsets							—
	Net Fee Due							$31,539.30

(1) Includes 1,230,000 Limited Partnership Units subject to underwriters’ option, solely to cover overallotments.